

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

May 6, 2010

<u>via U.S. mail and facsimile</u>

Jeffery T. Jackson, CFO
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275

> **RE:**   **PGT, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2010**
> **File No. 0-52059**

Dear Mr. Jackson:

We have reviewed your response letter dated April 22, 2010, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for the Fiscal Year Ended January 2, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

<u>Critical Accounting Policies and Estimates, page 26</u>

<u>Other intangibles, page 27</u>

1. We note the disclosure you intend to include in future periodic reports in response to comment 6 in our letter dated April 15, 2010. Please further expand this disclosure to state the specific period in which your discounted cash flow model includes modest growth. This additional disclosure will allow investors to better understand the sensitivity of the assumptions used to estimate fair value. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

<u>Recently Issued Accounting Standards, page 29</u>

2. We note your response to comment 7 in our letter dated April 15, 2010.   If recently issued accounting standards that you have not yet adopted are not expected to have a material impact to your business, trends, debt covenants, et cetera, please disclose this fact to investors. The disclosures required by SAB Topic 11:M should not repeat the disclosures required in your audited footnotes.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief